U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                       FORM 10-SB12G/A-2


                  GENERAL FORM FOR REGISTRATION OF
                SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) Or 12(g) Of The Securities Act Of 1934


                      WEB VIEWS CORPORATION
            --------------------------------------------
           (Name of Small Business Issuer in Its Charter)

        Nevada                         95-4886472
---------------------------        -------------------------
(State or Other Jurisdictions      (I.R.S. Employer Identifi-
Incorporation or Organization)      cation Number


          5114 Lakeshore Road
        Burlington, Ontario, Canada             L7L 1B9
    ---------------------------------------     ---------
    (Address of Principal Executive Offices)    (Zip Code)

                       (905) 637-6540
       -----------------------------------------------
      (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock,  par value $.001
                -----------------------------
                        (Title of Class)

                             PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

General
-------
Web Views Corporation was incorporated in the State of Nevada on November 2, 2001 to engage in the business of providing
Internet-based digital media content. We currently offer capturing, processing, hosting and distribution of visual content and other digital media of goods and services for display and promotion on the Internet. All processing, editing and hosting is performed out of our Burlington, Ontario location.


We are currently in the development stage and have not yet generated any significant revenues. At June 30, 2002 and as of the date of the filing of this registration statement, our total revenues from three virtual tour and digital editing clients are $2,662 and our accumulated deficit is $5,333.

Industry Overview
----------------
The Internet is revolutionizing e-tail business by bringing buyers and sellers together in new ways. It has become an important alternative to traditional media, enabling consumers to seek information, communicate with one another and execute commercial transactions electronically. The Internet is distinct from traditional media in that it offers real-time access to dynamic and interactive content and instantaneous communication among users. These characteristics, combined with the fast growth of Internet users and usage, have created a powerful, rapidly expanding direct marketing and sales channel. Advertisers can target very specific demographic groups, measure the effectiveness of advertising campaigns and revise them in response to real-time feedback. Similarly, the Internet offers on-line merchants the ability to reach a vast audience and operate with lower costs and greater economies of scale, while offering consumers greater selections, lower prices and heightened convenience, compared to conventional retailing.

Our Services
------------
Web Views Corporation is an Internet-based company that provides visual 360-degree content and other digital media solutions to facilitate e-commerce, communication and entertainment. We have established the www.web-views.ca website and offer both businesses and consumers a complete one-stop shop that includes the capturing, processing, hosting and distribution of visual content and other digital media of their goods and services for display and promotion on the Internet.
Our infrastructure enables us to deliver digital media content to web sites accessed from a variety of web-based platforms, including America Online, Excite, AltaVista, Look, MSN and Netscape. Our services are designed to help businesses increase the relevance and enjoyment of their users' web site visits, resulting in increased traffic and repeat usage. The increased traffic may provide our customers with higher e-commerce and advertising revenue opportunities without requiring significant investment in digital media infrastructure.

 Although we are initially targeting real estate and e-retail business, we intend to also target the following markets as time and revenues allow: travel, hospitality, automotive and entertainment. We currently estimate we will be able to pursue some of these target markets in early 2003. We believe that many businesses will seek to take advantage of our services, thereby saving the time and expense of creating and maintaining their own digital media.

 Our current infrastructure, consisting of a server, a personal computer, editing tablet, digital camera, editing software, virtual tour and 3D software. MGI software, purchased from an unrelated third party, is used for developing the virtual tours and 3D images, and Edit DV software, purchased from an unrelated third party, allows us to compress the images to a desired size, combined with customized features. We use Nikon digital cameras, complimented with specialized 180-degree lenses and large storage cards, to accommodate several tours without the fear of limited space. Our in-house personal computer is used to edit and produce the images which are then transferred to our server for delivery of the digital media content over the web.

Our digital services are designed for many types of digital content. Digital images may be modified and compressed by using Edit DV professional editing software, resulting in quicker download times, with no visible loss in quality. Immersive images using MGI 3D-Virtual tour software enable viewers to move freely within the image and be more interactive. Following is a brief description of each of our principal products/services:

For our virtual tour production process we use a high quality digital camera, taking four pictures at 90, 180, 270 and 360 degrees on a balanced tripod. The digital images are then transferred from the camera to a personal computer via direct wire. The MGI software we use creates virtual tours by combining the four digital photographs taken with a 180-degree fisheye lens into one 360-degree by 360-degree spherical image. The software corrects the distortion inherent in such photographs, and can be edited to a smaller file size using Edit DV software. The resulting image can be viewed in any direction, up-down,left-right, And horizon to horizon without the need of any plug-ins.

-- Virtual Tours
   =============
Our basic virtual tour service consists of four scenes for a basic cost to our clients of $79.95 US. Each additional scene and each additional Web site posting costs $10.00.
The service involves the following: (a) a client orders a virtual tour by phone, fax, email or online; (b) our customer service representative (currently, our President, Raymond Kitzul) receives the order and dispatches the request to one of our photographers, who are currently our officers and directors; (c) the photographer contacts the client to schedule the shoot of the product or service; (d) once the digital images are shot using our digital cameras, the captured content is sent via email to our processing center located in our offices in Burlington, Ontario, Canada;
(e) we then inspect all scenes and convert, edit and compress the video using third-party Digital Origin editing software into a virtual tour using third-party
MGI Vitual Tour software; and (f) we then post the virtual tour on the Web using either ours or the clients' server.

Virtual Tours on the Internet
=============================
Our Web-based virtual tour product is viewable using a standard Web browser, without the need for additional software, over a basic dial-up connection to the Internet.
Our virtual tours are available on real estate company Web sites, individual real estate agent Web sites internet portals and multiple listing services.

Virtual tours provide buyers with rich visual information enabling them to efficiently view and screen many goods and services, at no cost, without requiring on-site visits. This enables buyers to save the time, expense and inconvenience of scheduling appointments, traveling and visiting in person. Our virtual tours also add new dimensions to the buying process by enabling buyers to show a potential product or service to family and friends and revisit the virtual tour as many times as they would like, without added expense of travel.

Email Virtual Tours
===================
In addition to our Web-based virtual tours, we offer a self contained, executable virtual tour, which can be distributed by email, and is included in the initial package for $79.95 US. The email virtual tour offers all of the features of our Web-based virtual tours and can be customized to include contact information for the client representing the seller or the travel agent representing the tour company. The client receives the email virtual tour from web-views.ca and is able to widely distribute the email virtual tour by sending it directly to potential buyers, other buyers and the seller.

The client can also use the email tour as a promotional tool by including his or her name and contact information. Our email virtual tour can be viewed on computers running
Microsoft's Windows 95, Windows 98 or Windows NT operating systems.

The average file size of a virtual tour is equal to approximately three separate digital images, which allows.
almost any client with standard computer memory storage to save and show or view the tour anytime, without the need for an Internet connection to download it each time.

Proprietary Data
-------------------
We do not have any proprietary data, other than the rights to our domain name, webviews.ca, which is protected by registration. We have not yet applied for any trademark protection either in Canada or the United States for our brand name WebViews, as we have only recently commenced business operations and have not had the funds to do so. We may, in the future, if and when cash flow allows, seek trademark protection for our brand name.

Business Strategy
-----------------
The key elements of our business strategy are as follows:

--	Establish the webviews.ca. brand name.  Our initial
strategy is to create a strong brand with which industry and consumers will associate trustworthiness and credibility.
 We intend to promote and enhance our brand name through advertising our listings on some of the major search engines. Participation in targeted industry conferences, open forums and seminars, such as the eWorld Conference at the Metro Toronto Convention Center, which was held May 14-16, 2002, have provided additional contacts. We have contacted several real estate agents and e-retailers through e-mailings and direct contact in an attempt to establish credibility and brand name recognition. Although to date we've spent a minimal amount of money (approx. $1500.00) in attending forums, conferences and seminars, significant time and effort has been expended in attending these venues and follow up by contacting potential clients (approx. 200 hours). We feel these efforts are contributing to building brand recognition and research data for our services. We intend to allocate significant resources in time and money (approximately 7% of our gross revenues) to further develop and build brand recognition through online advertising, general advertising and other marketing initiatives. We have secured the domain name web-views.ca with CIRA, the registration authority for domains in Canada ending with the .ca extension.

--    Offer both businesses and consumers a complete
one-stop-shop that includes the capturing, processing, hosting and distribution of visual content and other digital media for the Internet. Our current infrastructure, consisting of a server, personal computer, editing table, digital camera, editing software, virtual tour and 3D software enables us to deliver digital media content to web sites accessed from a variety of platforms/software programs. We believe our solutions will help businesses increase the relevance and enjoyment of users' website visits, which could result in increased traffic and repeat usage. This, in turn, would provide customers with increased e-commerce and advertising revenue opportunities, without requiring significant investment in digital media infrastructure.

--	Provide a  Targeted  Advertising Site.  We believe
our ability to target specific users, the interactive nature of our website and the demographic characteristics of our website visitors will be attractive to retailers, the real estate market and other companies that advertise on the Internet. By identifying users interested in these areas, we believe we can deliver advertising in a highly targeted manner, thereby commanding higher advertising rates. Advertisers will be able to track our referrals and maintain specific sales data on the individual to maximize their future target marketing.

Revenue Sources
---------------
Initially, our main focus is on creating a trusted brand name that industry and consumers will rely on for being the most cost effective and efficient way to promote, display and have their prospective customers examine their products and services. Our business model is derived primarily from revenue and fees derived from imaging solutions and advertising (recognized when earned) by media partners. Other revenues may also be derived from secondary advertising sales by cross promoting complimentary goods or services. This would include businesses such as a moving company, which would compliment the real estate market. Advertising revenue could also be derived by selling banner spots on the tour or the digital images. In addition, targeted mailing list will be compiled in our data bank, which may be resold to perspective clients, thereby adding to our gross revenues.

As business increasingly leverages the geographic reach and rich media potential of the Internet, we believe virtual tours will become a standard method to market goods and services, the way still photographs are a standard method today. In order to accelerate the adoption and enhance the benefits of our web-views.ca virtual tours, we have established free listings on some of the major search engine portals. Our virtual tours can be found and viewed using some of the more common search engines such as America Online, Excite, AltaVista, Look, GO Network/InfoSeek, MSN, Netscape and Overture. We are also researching the cost and feasibility of placing banner ads on their website with links to our web-views.ca website.

We are still in the early development stages, and to date, we have only had three virtual tour and digital editing clients, which generated gross revenues of $2,662.

Marketing
---------
The success of our business in the real estate markets will be highly dependent upon our establishment and ability to maintain commercial relationships with traditional real estate brokerage firms, multiple listing services and technology providers. We are currently soliciting this business through direct contact, utilizing industry mailing lists in digital, as well as print media and by telephone appointment setting.

Media purchasing is a significant component to the brand awareness and customer acquisition strategy for web-views.ca.
We believe that click-through banner advertising has been the accepted means to drive traffic across the Internet for several years. We further believe that we must continue to promote web-views.ca to the mass Internet audience through search engines, such as our current extensive listings on all the major search engine portals in order to attract first time users, promote our services and establish our brand name. We also intend to pursue general advertising through conventional media.

Since inception, we estimate that we have invested well over 500 hours in the research and development of our services and software. Our research involved the searching our competitors' sites on the Internet and in newsprint, books, magazines, reports. We also personally contacted many producers and suppliers in the industry researching the costs of doing business. Following is an approximate breakdown of the issues and the time spent on research and testing:

Competition and Market Research - 80 Hours
Preparation of Business Plans - 70 Hours
Computer Hardware Research and Selection - 6 Hours
Software Virtual Tour/3D Research and Selection - 40 Hours
Software Editing Research and Selection - 30 Hours
Trial & Testing Purchased Software - 40 Hours
Learning Software - 150 Hours
Digital Camera and Lenses Research and Selection - 10 Hours
Camera Testing and Learning - 20 Hours
Camera Accessories Testing and Learning (Storage Cards, Flashes,
Tripods & Levels -25 Hours
Producing Virtual Tours - 40 Hours

Competition
-----------
The market for visual content and other digital media solutions is new and rapidly evolving. To our knowledge, we currently compete with two other online providers of immersive imaging technology, digital imaging and virtual tours in the e-retail and travel industries: kamaria.com and 3dvisit.com and three in the real estate industry: kamaria.com, 3dvisit.com and venturehomes.ca. Since we have only recently commenced business operations, and these competitors are all established in the industry, we are currently ranked last competitively.
These companies develop and market imaging products and services, such as a panoramic imaging. In addition, we compete with other companies in the traditional two-dimensional photography industry. Traditional photographs have significant and established customer acceptance. Our success will be dependent on our ability to compete with companies offering similar immersive imaging products and with companies in the traditional photography industry. We cannot be assured that others will not develop business plans that are similar or superior to ours. To compete effectively, we must introduce new versions of, and enhancements to our products and services; price its products and services at appropriate and competitive levels; and provide strong marketing support to promote its products and services. Some of our competitors may have greater financial, marketing, distribution and technical resources than it does.

Government Regulations
----------------------
General: There are an increasing number of proposed laws and regulations under consideration pertaining to the Internet; however, no specific regulations have yet been passed. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local, and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, on-line content regulation, user privacy, taxation, and quality of products and services. Moreover, it may take years to determine whether and how existing laws, such as those governing issues related to intellectual property ownership and infringement, privacy, libel, copyright, trademark, trade secret, obscenity, personal privacy, taxation, regulation of professional services, regulation of medical devices and the regulation of the sale of other specified goods and services apply to the Internet and Internet advertising. We fully intend to comply with any new legislation or regulation which may apply to our business operations, however, any unanticipated application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business, or otherwise have a material adverse effect on business operations, results of operations and financial condition.

On-line Content Regulations: Several federal and state statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to certain persons. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on web-views.ca. Legislation regulating on-line content could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium, which could have a material adverse effect on our ability to generate revenues.

E-commerce is new and rapidly changing and worldwide regulation relating to the Internet and e-commerce is still evolving. Currently, there are few laws or regulations directly applicable to e-commerce on the Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content and quality of products and services. The adoption of such laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease use of our website, or could otherwise have a material adverse effect on our business.

Office Facilities
-----------------
Our 1100 square foot business office and processing center is located at 5114 Lakeshore Rd., Burlington, Ontario L7L 1B9 Canada, which is donated free of charge by the Company's President, Raymond Kitzul. There is no written agreement or term and we intend to use this office/warehouse space until such time as our business operations expand and demand larger quarters.

Employees
---------
At the present time, we currently have no employees other than our officers and directors who devote their time either as needed or on a full-time basis to our business.
Ed and Karrol Kitzul will devote approximately 5 hours each per week on an as needed basis. Raymond Kitzul devotes approximately 30 hours per week to our business operations.
We intend to add staff as needed, as we expand.

Available Information
---------------------
We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission(the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W.,

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Room 1024, Washington, D.C. 20549. The public may obtain
information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically, which is what our company does. The address of the website is http://www.sec.gov.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION
--------------------------------------------------------
Plan of Operation
-----------------
We expect our current cash in the bank of $51,055 at June 30, 2002, plus revenues we expect to derive from our business operations to satisfy our cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans. However, in the event we are unable to generate sufficient revenues or experience unexpected expenses, our ability to continue as a going concern will be dependent upon our ability to generate revenues or raise funds through loans or the sale of our equity securities for use in administrative activities.

At June 30, 2002 and as of the date of this registration statement, we have only generated $2,661 in revenues. During the next 12 months, we intend to spend approximately $14,000 in additional research and development of our website.

Following is an approximate timetable of the benchmarks/ thresholds we intend to meet:

October-December 2002	Develop (or purchase), test and
                        implement tracking software to track
                        each visitor as they navigate within
                        our website for use in compilation of
                        our targeted mailing lists and future
                        marketing of services we intend to add.

                        Continue contacting golf courses to
                        determine the feasibility of developing
                        our own software or purchasing a third-
                        party software to implement online tee-
                        time reservations in the second quarter
                        of 2003.

January-March 2003	Attend digital imaging conferences/
                        seminars to further marketing of our
                        brand name.

				Begin development of sound narration
                        software to add to our digital images

June-August 2003		Beta test narration software; revise
                        and debug as necessary in response to
                        beta testing

November-December 2003  Complete and implement narration software


We do not intend to purchase any significant property or equipment, nor incur any significant changes in employees during the next 12 months.

Results of Operations
---------------------
For the period from inception to the year ended December 31, 2001, we had no revenues and incurred net operating losses of $799 and for the six months ended June 30, 2002, we had revenues of $2,661 and a net loss of $5,333, consisting of general and administrative expenses , consisting of telephone(approx $200), general office items, courier and banking fees(approx $610.00)and computer supplies (approx $625.00). Research and website development costs amounted to $1150.00. Legal fees in the amount of $2,000 and professional fees in the amount of $2650.00 were incurred in connection with the preparation and filing of our initial public offering documents in the State of Nevada.

Net cash provided by financing activities was $5,000 for the period from inception to the year ended December 31, 2001 and $50,0000 for the six months ended June 30, 2002. The
$50,000 was raised in an initial public offering conducted in the State of Nevada under an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933.

 In the event we are unable to generate revenues sufficient for operations, our ability to continue as a going concern will be dependent upon our ability to raise funds through loans or the sale of our equity securities for use in our day-to-day operations.

ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------
We do not own any property. We are currently using the business offices of our President, Raymond Kitzul in Burlington, Ontario, Canada, on a rent-free basis. There is no written lease agreement or other material terms or arrangements relating to our agreement with Mr. Kitzul to use his office space. The premises consist of approximately 1100 square feet of office space. At such time as these premises are no longer sufficient for our business operations, we will seek to lease larger office space at competitive local market rental rates.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
------------------------------------------------------------
The following table sets forth certain information regarding Common Stock beneficially owned on December 31, 2001 and June 30, 2002, for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. At December 31, 2001 and June 30, 2002, there were 2,000,000 shares of our Common Stock issued and outstanding.

       <CAPTION
Name and Address         Amount and Nature of
 of Beneficial                Beneficial            Percent of
   Owner (1)                 Ownership (2)            Class
----------------        ---------------------       ----------
Raymond Kitzul (3)               500,000             25%
5114 Lakeshore Rd.
Burlington, ON  L7L 1B9

Ed Kitzul (3)		 	   500,000 (3)         25% (3)
2798 Capri Rd.
Kelowna, B.C. V1E 3E6

Karrol Kitzul (3)		 	   500,000 (3)	     25% (3)
2798 Capri Rd.
Kelowna, B.C. V1E 3E6
-----------------------
All Executive Officers and
Directors as a group
(3 persons)                    1,000,000             50%

(1) The persons named above, who are the only officers, directors and principal shareholders, may be deemed to be parents and promoters, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct securities holdings. These persons are the only promoters.

(2) In general, a person is considered a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

(3) Ed Kitzul and Karrol Kitzul are husband and wife and Raymond Kitzul is their son. Together, Ed and Karrol Kitzul beneficially own a total of 500,000 shares, or 25% of the total outstanding.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES
----------------------------------------------------------------
The following table sets forth the names, positions and ages of the executive officers and directors. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name                        Age     Position(s)
----                        ---     -----------
Raymond Kitzul              34      President, Secretary and
5114 Lakeshore Rd.                  Director
Burlington, ON  L7L 1B9

Ed Kitzul                   63      Vice-President and Director
Director
2798 Capri Rd.
Kelowna, B.C. V1E 3E6

Karrol Kitzul	          63      Treasurer and Director
2798 Capri Rd.
Kelowna, B.C. V1E 3E6

Each of the persons named above have held their offices/positions since inception and are expected to hold said offices/positions until the next annual meeting of stockholders.

Ed Kitzul and Karrol Kitzul are husband and wife, and Raymond
Kitzul is their son.

Background of Officers and Directors
------------------------------------
Raymond Kitzul has been the President and a Director of our company since inception. From June 2001 to the inception of Web Views Corp., Mr. Kitzul spent full time on the research and development of the digital imaging market. From January
1997 to June 2001, Mr. Kitzul was CEO of iCYBER Inc. in Burlington, Ontario, Canada. iCYBER is an innovative internet development and consulting company focusing on interactive websites. From March 1992 to October 2001, Mr. Kitzul was CEO of ICAN, in Burlington, Ontario, which specialized in the development and marketing of fitness products and services.
Mr. Kitzul earned a Bachelor's Degree in Business Administration from the Okanagan University College, in Kelowna, British Columbia, in May 1988. He attended Computer Science at McMaster University in Hamilton, Ontario from Sept 1995 to May 1997.

For the past 4 years he has focused on the high-speed internet industry and has developed many interactive websites. He has extensive experience in sales and marketing and was a key player in the positioning of iCYBER Inc. He has demonstrated measurable success in the development and implementation of programs that improve efficiency and productivity. Mr. Kitzul devotes full time to our business operations.

Ed Kitzul has been the Vice-President and a Director of our company since inception. From October 1997 to September 2001, Sergeant Kitzul managed Procheck of Kelowna, BC, Canada, a property management company. From June 1959, to September 1997, Sergeant Kitzul was employed with the Royal Canadian Mounted Police. Sergeant Kitzul was in internal affairs in British Columbia for his last 6 years with the RCMP. In this position, he was responsible for administrating internal affairs investigations and policy for the RCMP. Sergeant Kitzul devotes approximately 20 hours per week to our business operations.

Karrol Kitzul has been the Treasurer and a Director of our company since inception. From October 1997 to September 2001, Mrs. Kitzul was office manager for Procheck of Kelowna, BC, Canada, a property management company. Mrs. Kitzul was responsible for daily operations, as well as payroll and accounting duties. From August 1984 to October 1997, Mrs. Kitzul was unemployed and a housewife. From March 1978 to August 1984, she held a management position in human resources for Canada Safeway, a supermarket chain, in Dawson Creek, BC, Canada. Mrs. Kitzul was responsible for implementing Safeway's policies and procedures regarding hiring, training and managing employees. She devotes approximately 20 hours per week to our business operations.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
The officers and directors do not presently receive any cash or non-cash compensation fort heir services and there are currently no plans to implement any such compensation.
They are, however, reimbursed for any out-of-pocket expenses incurred on our behalf.

                  SUMMARY COMPENSATION TABLE
---------------------------------------------------------------
                        Annual Compensation     Long-Term Comp.
                                       Other    Awards    Payouts
Name and                               Annual
Position(s)       Year  Salary  Bonus  Comp.
--------------------------------------------------------------
Raymond Kitzul,  	2001  None    None   None      None      None
President and     2002  None    None   None      None      None
Secretary
                          14

Ed Kitzul,        2001  None    None   None      None      None
Vice President    2002  None    None   None      None      None

Karrol Kitzul,    2001  None    None   None      None      None
Treasurer         2002  None    None   None      None      None
---------------------------------------------------------------

Employment Agreements
---------------------
The officers and directors are not currently party to any employment agreements. We presently have no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
We are currently using the business offices of our President, Raymond Kitzul in Burlington, Ontario, Canada, on a rent-free basis. There is no written lease agreement or other material terms or arrangements relating to our agreement with Mr. Kitzul to use his office space.

We do not currently have any related transactions and have not yet formulated a policy for the resolution of any conflicts, should they arise.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
At June 30, 2002, there were 2000,000 shares of our Common
Stock issued and outstanding, held by a total of 28 stockholders.

Common Stock
------------
The authorized capital stock consists of 25,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs;
(iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to our Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

There are no provisions in our articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company or a change in type of business.

Non-cumulative Voting
---------------------
The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

Cash Dividends
--------------
As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

Reports
-------
We will furnish audited annual financial reports to stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by the independent accountants.

Stock Transfer Agent
--------------------
Our stock transfer agent is Holladay Stock Transfer, Inc. of Scottsdale, Arizona, an independent stock transfer agency.

                         PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
-----------------------------------------------------------
At June 30, 2002 there were a total of 28 shareholders of record, holding a total of 2,000,000 shares of our Common Stock. The Common Stock is currently listed for and may be quoted on the pink sheets under the symbol, WBVW; however, trading has not yet commenced.

A total of 1,000,000 shares our held by our officers and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. A total of 1,000,000 of the issued and outstanding shares were sold in a public offering registered in the State of Nevada, pursuant to an exemption provided by Regulation D, Rule 504, and are unrestricted securities and may be publicly sold at any time, without restriction.

ITEM 2. LEGAL PROCEEDINGS
-------------------------
To the best of management's knowledge, there are no material legal proceedings filed or threatened against our company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------
Withey Addison LLP, independent chartered accountants, have been our only auditors since inception and there have been no disagreements between us and Withey Addison LLP.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------
On November 9, 2001, a total of 1,000,000 shares of Common
Stock were issued to our officers and directors in exchange for proprietary rights, business plans and cash in the amount of $5,000 U.S., or $.005 per share. All of such shares are restricted securities, as that term is defined by the Securities Act of 1933, as amended, and are held by officers and directors of the Company. This transaction was conducted in reliance upon an exemption from registration provided under Section 4(2) of the Securities Act of 1933, based upon the fact that the sales were made by the Issuer in transactions not involving any public offering.

On May 31, 2002, a total of 1,000,000 shares of Common
Stock were issued to 25 investors in exchange for $50,000 U.S., pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on September 21, 2000. The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of our officers, directors and registered sales agent.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------
Pursuant to Nevada Corporation Law and Article VI of our By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order.

The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                         PART F/S

Following are the audited financial statements for the year ended December 31, 2001 and the unaudited statements for the six-month period ended June 30, 2002, prepared and reviewed, respectively, by Withey Addison LLP, our Independent Chartered Accountants.

                  WEB VIEWS CORPORATION

                  FINANCIAL STATEMENTS

                   DECEMBER 31, 2001

                           AUDITORS' REPORT


To the Board of Directors of Web Views Corporation

We have audited the accompanying balance sheet of Web Views Corporation (Company) as of December 31, 2001 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows from November 2, 2001 to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We have conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its presents efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organisational period.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and the results of its operations and its cash flows for the period then ended in conformity with U.S. generally accepted accounting principles.

/s/ WITHEY ADDISON LLP, Chartered Accountants
Mississauga, Canada
June 26, 2002


                    WEB VIEWS CORPORATION
              (A Development Stage Enterprise)
                       Balance Sheet
                 As of December 31, 2001

ASSETS

	Current Assets
		Cash	                      $    5,201
	                                  ----------
	Total Assets                      $    5,201




LIABILITIES

	Current Liabilities
		Accounts payable            $    1,000
                                        ----------
	Total Current Liabilities         $    1,000



STOCKHOLDERS' EQUITY

   Common stock                      $    1,000
	Authorised
	25,000,000 common shares, $.001 par value
	 1,000,000 shares issued and outstanding
	Additional Paid-in Capital             4,000
	Accumulated Deficit                     (799)
	                                  ----------
	Total Stockholders' Equity        $    4,201
	                                  ----------
	Total Liabilities and
      Stockholders' Equity              $    5,201
	                                  ==========


                        WEB VIEWS CORPORATION
                  (A Development Stage Enterprise)
                  Statement of Stockholders' Equity
                      As of December 31, 2001

	                 Common
                       Stock	         Additional
                             $.001	   Paid-In	Accumulated
	          Shares	     Par Value Capital	Deficit    Total
	          ------------------------------------------------
Balance,
November 2,
2001		      -	     $   -	    $	  -	$	-  $    -
                 -----------------------------------------------
Stock issued     1,000,000  	 1,000     4,000		-   5,000

Net(Loss)Income	-		   -		  -	  (799)    (799)
                 ----------------------------------------------
Balance,
December 31,
2001	           1,000,000   $ 1,000    $4,000  $ (799)  $4,201
                 ==============================================


                          WEB VIEWS CORPORATION
                    (A Development Stage Enterprise)
                         Statement of Operations
             From the Date of Incorporation November 2, 2001
                         to December 31, 2001



Revenues		                        $   	  -

Expenses
   Office and general                            49
   Professional fees                            750
	                                    ---------
                                         $	799

Net (Loss) Income		                 $     (799)




Basic and Diluted Earnings
Per Common Share	                       $ (0.00)


Weighted Average number of
Common Shares		                   1,000,000



                     WEB VIEWS CORPORATION
               (A Development Stage Enterprise)
                   Statement of Cash Flows
                   As of December 31, 2001


Cash Flows from Operating Activities

Net (Loss) Income                            $   (799)
Accounts Payable                                1,000
                                             --------
     Net Cash Provided (Used) from
     Operating Activities                    $    201
	                                       ========


Cash Flows from Financing Activities

Issuance of Common Stock                     $  5,000

     Net Cash Provided from
     Financing Activities                    $	5,000
	                                       --------

	Net Increase in Cash	               $	5,201
	                                       ========

Cash Balance, Beginning of Period		        -

Cash Balance, End of Period	               $	5,201
	                                       ========

                WEB VIEWS CORPORATION
           (A Development Stage Enterprise)
          Notes to the Financial Statements
               As of December 31, 2001



Note 1 -  Summary of Significant Accounting Policies

Organisation

Web View Corporation ("the Company") was incorporated under the laws of the State of Nevada on November 2, 2001 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The Company has a total of 25,000,000 authorised shares with a par value of $.001 per share and with 1,000,000 shares issued and outstanding as of December 31, 2001. The company has been inactive since inception and has little or no operating revenues or expenses.

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organisational period.

Federal Income Tax

The Company has adopted the provisions of Financial Accounting Standards Board No.109, Accounting for Income taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No.109, "Accounting for Income Taxes", which require an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 WEB VIEWS CORPORATION
           (A Development Stage Enterprise)
          Notes to the Financial Statements
                As of December 31, 2001

Note 1 -  Summary of Significant Accounting Policies (con'd)

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. Revenues from digital imaging and services are recognised when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortisation using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share

The Company adopted Financial Accounting Standards (SFAS) No.128,
"Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding.

Dilutive securities having an antidilutive effect on diluted earnings per share are excluded from the calculation.

Foreign Currency Translation

Asset and liabilities of subsidiaries operating in foreign currencies are translated into U.S. dollars using both the exchange rate in effect at the balance sheet date or historical rate, as applicable. results of operations are translated using average exchange rates prevailing throughout the year. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included in stockholders' equity, while gains and losses resulting from foreign currency transactions are included in operations.

                   WEB VIEWS CORPORATION
             (A Development Stage Enterprise)
            Notes to the Financial Statements
                 As of December 31, 2001


Note 1 -  Summary of Significant Accounting Policies (con'd)

Segments of an Enterprise and Related Information

Statements of Financial Accounting Standards (SFAS) No.131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No.14, "Financial Reporting for Segments of a Business Enterprise." SFAS No.131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments interim financial statements issued to the public.
It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No.131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No.130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognised under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Note 2  -  Common Stock

A total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $.005 per share for a total of $5,000 to the original officers and directors. The $5,000 was paid in full by cash deposited to the Company's bank account on November 9, 2001.

                    WEB VIEWS CORPORATION
               (A Development Stage Enterprise)
              Notes to the Financial Statements
                   As of December 31, 2001


Note 3  -  Related Parties

The Company has no significant related party transactions and/or relationships with any individuals or entities.


Note 4  -  Subsequent Events

The Company is in the process of filing Form 504 Registration
Statement with the State of Nevada. The funds will be used for expenses and working capital.

Subsequent to the year end, an additional 1,000,000 shares of stock were issued pursuant to the offering memorandum for $.05 per share for a total of $50,000.

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                      WEB VIEWS CORPORATION

                      FINANCIAL STATEMENTS

                         JUNE 30, 2002

                        AUDITORS' REPORT

To the Board of Directors of Web Views Corporation

We have audited the accompanying balance sheet of Web Views Corporation (Company) as of June 30, 2002 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows for the six months ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We have conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, very little revenue has been derived during the organisational period.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2002 and the results of its operations and its cash flows for the period then ended in conformity with U.S. generally accepted accounting principles.

/s/ WITHEY ADDISON LLP, Chartered Accountants
Mississauga, Canada
July 4, 2002


                    WEB VIEWS CORPORATION
             (A Development Stage Enterprise)
                     Balance Sheet
                 As of June 30, 2002


           	                     June 30         December 31,
                       	     	     2002		    2001
                                ---------       ----------
ASSETS

Current Assets
     Cash	                    $   51,055	$	5,201
	                          ----------      -----------
Total Assets                    $	51,055	$	5,201
	                          ==========      ===========



LIABILITIES

Current Liabilities
     Accounts payable           $	1,388		$	1,000
	                          ---------       -----------
Total Current Liabilities       $	1,388	      $	1,000
                                =========       ===========


STOCKHOLDERS' EQUITY

Common Stock	              $	2,000		$	1,000
Authorized:
   25,000,000 common shares,
   par value $0.001
   2,000,000 shares issued and
   outstanding
Additional Paid-in Capital		53,000		4,000
Accumulated Deficit	            (5,333)		 (799)
                                ----------      -----------
Total Stockholders' Equity      $	49,667	$	4,201
	                          ----------      -----------

Total Liabilities and
Stockholders' Equity	        $	51,055	$	5,201
                                ==========      ===========


                      WEB VIEWS CORPORATION
                (A Development Stage Enterprise)
               Statement of Stockholders' Equity
                       As of June 30, 2002



   	             Common
	             Stock	     Additional
			          $.001	Paid-In   Accumulated
	         Shares	Par Value	Capital     Deficit   Total
               ------------------------------------------------

Balance,
December 31,
2001		   1,000,000   $ 1,000	$ 4,000   $  (799)  $ 4,201
               ------------------------------------------------

Stock issued   1,000,000     1,000   49,000        -	  50,000

Net(Loss)Income	-		 -	     -     (4,534)  (4,534)
                ------------------------------------------------

Balance
June 30, 2002  2,000,000   $ 2,000	$53,000   $(5,333)  $49,667
	         ================================================

                        WEB VIEWS CORPORATION
                   (A Development Stage Enterprise)
                       Statement of Operations
                   Six Months Ended June 30, 2002



	                                              Year Ended
			                   June 30        December 31,
		                          2002		2001
                                   ----------       -----------

Revenues                           $    2,661       $     -
                                   ----------       --------

Expenses
   Bank charges		                  151		    -
   Computer and related expenses		625		    -
   Consultants                          1,150      	    -
   Office and general		            459   	   49
   Professional fees		          3,250		  750
   Registration fees                    1,379		    -
   Telephone                              181		    -
	                            -----------       --------
                                  $     7,195	   $    799
	                            -----------      ---------

Net (Loss) Income	                $    (4,534)     $   (799)
	                            ===========      =========

Basic and Diluted Earnings
Per Common Share	                              $	(0.00)
                                                   =========

Weighted Average number of Common Shares		   2,000,000
                                                   =========


                   WEB VIEWS CORPORATION
             (A Development Stage Enterprise)
                 Statement of Cash Flows
                  As of June 30, 2002



                                      June 30,    December 31,
        		                     2002 	     2001
                                     ---------   ------------
Cash Flows from Operating Activities

Net (Loss) Income	                  $  (4,534)	 $	(799)

Accounts Payable		                  388	     1,000
	                              ---------    ---------
Net Cash Provided (Used)
 from Operating Activities          $  (4,146)	 $     201
                                    ---------    ---------

Cash Flows from Financing Activities

Issuance of Common Stock            $  50,000    $   5,000
	                              ---------    ---------
Net Cash Provided from
 Financing Activities	            $  50,000	 $   5,000
	                              ---------    ---------
Net Increase in Cash	            $  45,854    $   5,201
                                    ---------    ---------

Cash Balance, Beginning of Period       5,201          -
	                              ---------    ---------

Cash Balance, End of Period	      $  51,055	 $   5,201
	                              =========    =========


                  WEB VIEWS CORPORATION
           (A Development Stage Enterprise)
          Notes to the Financial Statements
                As of June 30, 2002



Note 1 -  Summary of Significant Accounting Policies

Organisation

Web View Corporation ("the Company") was incorporated under the laws of the State of Nevada on November 2, 2001 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The Company has a total of 25,000,000 authorised shares with a par value of $.001 per share and with 2,000,000 shares issued and outstanding as of June 30, 2002.

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, very little revenue has been derived during the organisational period.

Federal Income Tax

The Company has adopted the provisions of Financial Accounting Standards Board No.109, Accounting for Income taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No.109, "Accounting for Income Taxes", which require an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    WEB VIEWS CORPORATION
              (A Development Stage Enterprise)
             Notes to the Financial Statements
                  As of June 30, 2002


Note 1 -  Summary of Significant Accounting Policies (con'd)

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. Revenues from digital imaging and services are recognised when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortisation using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share

The Company adopted Financial Accounting Standards (SFAS) No.128,
"Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding.

Dilutive securities having an antidilutive effect on diluted earnings per share are excluded from the calculation.

Foreign Currency Translation

 Assets and liabilities of subsidiaries operating in foreign currencies are translated into U.S. dollars using both the exchange rate in effect at the balance sheet date or historical rate, as applicable. Results of operations are translated using average exchange rates prevailing throughout the year. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included in stockholders' equity, while gains and losses resulting from foreign currency transactions are included in operations.

                    WEB VIEWS CORPORATION
             (A Development Stage Enterprise)
             Notes to the Financial Statements
                    As of June 30, 2002


Note 1 -  Summary of Significant Accounting Policies (con'd)

Segments of an Enterprise and Related Information

Statements of Financial Accounting Standards (SFAS) No.131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No.14, "Financial Reporting for Segments of a Business Enterprise." SFAS No.131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No.131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No.130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognised under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Note 2  -  Common Stock

A total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $.005 per share for a total of $5,000 to the original officers and directors. The $5,000 was paid in full by cash deposited to the Company's bank account on November 9, 2001. An additional 1,000,000 shares of stock were issued pursuant to the offering memorandum for $.05 per share for a total of $50,000.

                     WEB VIEWS CORPORATION
                (A Development Stage Enterprise)
               Notes to the Financial Statements
                     As of June 30, 2002


Note 3  -  Related Parties

The Company has no significant related party transactions and/or relationships with any individuals or entities.

Note 4  -  Subsequent Events

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                         PART III


Items 1 and 2.   Index to and Description of Exhibits
----------------------------------------------------

Exhibit No.	     Description		             Page No.
-----------      -----------             	       --------

   3(i)          Articles of Incorporation          **

   3(ii)         Bylaws                             **

 The exhibits listed above, which are reqired to be included herein, can be found in their entirety in our original registration statement filed on July 23, 2002, under SEC File Number 0-49933.


                           SIGNATURES
                           ----------

In accordance with Section 12 of the Securities Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               Web Views Corporation,
                               a Nevada corporation


Date:  November 1, 2002        By:/s/ Raymond Kitzul, President,
                               Secretary and Director


Date:  November 1, 2002        By:/s/ Ed Kitzul, Vice-President
                               and Director


Date:  November 1, 2002        By:/s/ Karrol Kitzul, Treasurer
                               and Director